ALEX WENIGER-ARAUJO Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4063 Main 212.407.4000 aweniger@loeb.com

Via Edgar

July 20, 2023

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Liz Packebusch
Laura Nicholson

Re:	Technology & Telecommunication Acquisition Corp.

Form 10-K for the Fiscal Year ended November 30, 2022

Filed March 1, 2023

File No. 001-41229

Dear Ms. Packebusch:

On behalf of our client, Technology & Telecommunication Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated July 5, 2023 (the “Staff’s Letter”) regarding the Company’s Form 10-K for the Fiscal Year ended November 30, 2022 that was filed by the Company on March 1, 2023 (the “Form 10-K”). Concurrently with the submission of this letter, the Company is filing an amendment to the Form 10-K (the “Amended Form 10-K”) via EDGAR for review in accordance with the procedures of the Securities and Exchange Commission.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Form 10-K, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Alex Weniger-Araujo July 20, 2023 Page 2

Form 10-K for the Fiscal Year ended November 30, 2022

Risk Factors, page 7

1. We note that you have provided certain risk factor disclosures in the Preliminary Proxy Statements that you filed on December 12, 2022 and June 13, 2023, to explain in part that you would likely be considered a “foreign person” under the regulations administered by the Committee on Foreign Investment in the United States (CFIUS), because your Sponsor is controlled by an individual who resides in and is a citizen of Malaysia, and to discuss various risks associated with this designation.

We believe that you should provide similar risk factor disclosures in your periodic reports, having a clear focus on the prospect of completing your initial business combination and the concerns referenced in each of the following points.

●	Discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company if the transaction becomes subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

●	Explain that as a result, the pool of potential targets with which you could complete an initial business combination may be limited.

●	Explain that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.

●	Discuss the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants that would expire worthless.

Please submit the disclosures that you propose to include in your periodic reports.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 7 of the Amended Form 10-K in accordance with the Staff’s comment.

Thank you very much for your time and attention to this matter and please call me at 212.407.4063 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Alex Weniger-Araujo
Alex Weniger-Araujo
Partner